EXHIBIT 99.1

Stantec to Release Fourth Quarter and Full-Year 2022 Results on February 22, 2023 and Host Conference Call on February 23, 2023

EDMONTON, Alberta, Jan. 23, 2023 (GLOBE NEWSWIRE) -- TSX,NYSE: STN

Stantec will release its fourth quarter and full-year 2022 financial results after markets close on Wednesday, February 22, 2023. On Thursday, February 23, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time), Gord Johnston, President and Chief Executive Officer, and Theresa Jang, Executive Vice President and Chief Financial Officer, will hold a webcast and conference call to discuss the Company’s performance.

  Webcast
  February 23, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time)
  Go to Webcast
  Conference Call
  February 23, 2023, at 7:00 AM Mountain Time (9:00 AM Eastern Time)
  To participate in the Q&A, please register at Conference Call Registration (Canada and United States).
  After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. Ensure you have registered at least 10 minutes before the start of the call.

The conference call and slideshow presentation will be broadcast live and available on the Events and Presentations section of stantec.com.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For further information:
Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (587) 579-2086
jess.nieukerk@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind